EXHIBIT 99.1

Brookfield Business Partners Announces Simplification via Conversion to Canadian Corporation

BROOKFIELD, NEWS, Sept. 25, 2025 (GLOBE NEWSWIRE) -- Brookfield Business Partners announced today that it has approved plans to simplify its corporate structure by converting Brookfield Business Partners LP (“BBU”) and Brookfield Business Corporation (“BBUC”) into one publicly traded Canadian corporation (“BBU Inc.”).

“We are pleased to announce the next stage in Brookfield Business Partners’ evolution as a public company,” said Anuj Ranjan, CEO of Brookfield Business Partners. “The conversion into a single corporate entity is designed to broaden our investor base, increase index demand and make it easier to invest in our shares which we expect will drive long-term value for all our shareholders.”

BBUC shares currently trade at an approximate 25% premium to BBU limited partnership units and having one publicly traded corporation will benefit all holders.

The anticipated benefits of the corporate reorganization include:

  Broader access to global investors who prefer corporate structures

  Improved consolidated trading liquidity through a single listed security

  Increased demand from expected index inclusion

  Simplified financial reporting and elimination of partnership tax reporting forms

  Transaction is tax-deferred for Canadian and U.S. investors

Corporate Reorganization Details

All BBU limited partnership units, BBUC class A exchangeable shares and redemption-exchange units in BBU held by Brookfield will be exchanged for new class A shares of BBU Inc. on a one-for-one basis. The class A shares of BBU Inc. are expected to be listed on both the NYSE and TSX and have a market capitalization that reflects the combined capitalization of BBU and BBUC. BBU and BBUC are expected to cease to be reporting issuers following closing of the transaction and BBU Inc. is expected to become a reporting issuer. There will be no change to Brookfield’s ownership of Brookfield Business Partners as a result of the transaction.

BBU Inc. will pay an annual dividend of $0.25 per share, consistent with the current distribution to existing BBU unitholders and the current dividend to existing BBUC shareholders. The management fee payable to Brookfield Asset Management will be based on the market capitalization of BBU Inc. rather than the combined market capitalization of BBU and BBUC. Brookfield Asset Management will also receive incentive distributions based on the trading price of BBU Inc., consistent with Brookfield’s existing arrangements.

The transaction is expected to be implemented pursuant to a court-approved plan of arrangement and will require BBU unitholder and BBUC shareholder approval, as well as customary regulatory approvals for a transaction of this nature.

An independent committee of each of BBU and BBUC comprising independent directors has been formed, and to assist with their review of the transaction the independent committees have retained Origin Merchant Partners as their independent financial advisor and Stikeman Elliott LLP as their independent legal advisor. The reorganization is expected to be completed during the first quarter of 2026.

Torys LLP is acting as legal advisor to Brookfield Business Partners for this transaction.

About Brookfield Business Partners
Brookfield Business Partners is a leading global business services and industrials company focused on owning and operating high-quality businesses that provide essential products and services and benefit from a strong competitive position. Investors currently have flexibility to invest in our company either through Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN), a limited partnership, or Brookfield Business Corporation (NYSE, TSX: BBUC), a corporation. For more information, please visit https://bbu.brookfield.com.

Brookfield Business Partners is the flagship listed vehicle of Brookfield Asset Management’s Private Equity Group. Brookfield Asset Management is a leading global alternative asset manager with over $1 trillion of assets under management.

For more information, please contact:

Media: Marie Fuller Tel: +44 207 408 8375 Email: marie.fuller@brookfield.com	Investors: Alan Fleming Tel: +1 (416) 645-2736 Email: alan.fleming@brookfield.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of BBU LP, BBUC or BBU Inc. or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Any securities of BBU Inc. to be issued in the transaction will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States, and any securities issued in connection with the transaction are anticipated to be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided for by Section 3(a)(10) thereof and in accordance with applicable state securities laws.

Cautionary Statement Regarding Forward-Looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding Brookfield Business Partners’ beliefs on certain benefits of the transaction, the receipt of unitholder and shareholder approvals, regulatory approvals and Court approval that are necessary for the completion of the transaction, the anticipated timing of the transaction, and the anticipated tax treatment of the transaction for securityholders resident in Canada and the U.S., and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”. There can be no assurance that we will enter into a definitive agreement for the transaction or that the transaction will occur as approved to in principle or at all. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the cyclical nature of our operating businesses and general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation, commodity prices and volatility in the financial markets; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; business competition, including competition for acquisition opportunities; strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; changes to U.S. laws or policies, including changes in U.S. domestic and economic policies as well as foreign trade policies and tariffs; technological change; litigation; cybersecurity incidents; the possible impact of international conflicts, wars and related developments including terrorist acts and cyber terrorism; operational, or business risks that are specific to any of our business services operations, infrastructure services operations or industrials operations; changes in government policy and legislation; catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics; changes in tax law and practice; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States including those set forth in the “Risk Factors” section in our annual report for the year ended December 31, 2024 filed on Form 20-F.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.